UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Charter Communications, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

16117M107
(CUSIP Number)

William L. McGrath Charter Investment, Inc. 505 Fifth Avenue South, Suite 900 Seattle, Washington 98104 (206) 342-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 30, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   16117M107

1.	Names of Reporting Persons. Paul G. Allen
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [X] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- Shares
	8.	Shared Voting Power -0- Shares
	9.	Sole Dispositive Power -0- Shares
	10.	Shared Dispositive Power -0- Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- Shares
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type Of Reporting Person (See Instructions) IN

CUSIP NO.   16117M107

1.	Names of Reporting Persons. Charter Investment, Inc.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [X] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- Shares
	8.	Shared Voting Power -0- Shares
	9.	Sole Dispositive Power -0- Shares
	10.	Shared Dispositive Power -0- Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0- Shares
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 0.0%
14.	Type Of Reporting Person (See Instructions) CO

This Amendment No. 16 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 22, 1999, as amended by the first amendment, as filed with the SEC on December 20, 1999, the second amendment, as filed with the SEC on September 13, 2000, the third amendment, as filed with the SEC on March 11, 2002, the fourth amendment, as filed with the SEC on May 17, 2002, the fifth amendment, as filed with the SEC on July 3, 2002, the sixth amendment, as filed with the SEC on August 8, 2002, the seventh amendment, as filed with the SEC on December 15, 2003, the eighth amendment, as filed with the SEC on November 9, 2005, the ninth amendment, as filed with the SEC on August 15, 2007, the tenth amendment, as filed with the SEC on December 24, 2008, the eleventh amendment, as filed with the SEC on January 6, 2009, the twelfth amendment, as filed with the SEC on February 13, 2009, the thirteenth amendment, as filed with the SEC on March 31, 2009, the fourteenth amendment, as filed with the SEC on June 19, 2009, and the fifteenth amendment, as filed with the SEC on November 19, 2009 (as amended, the "Schedule 13D").  Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

On November 30, 2009 (the "Effective Date"), the Issuer, CII and certain direct and indirect subsidiaries of the Issuer (collectively, the "Debtors") consummated their reorganization under chapter 11 of title 11 of the United States Code and the joint plan of reorganization of the Debtors (the "Plan") became effective.  Pursuant to the Plan, on the Effective Date, among other things, all of the outstanding shares of Class A Common Stock of the Issuer, including those beneficially owned by Mr. Allen and/or CII, were cancelled.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) Pursuant to the Plan, on the Effective Date, among other things, all of the outstanding shares of Class A Common Stock of the Issuer, including those beneficially owned by Mr. Allen and/or CII, were cancelled.  As of November 30, 2009 (the "Reporting Date"), neither Mr. Allen nor CII beneficially owns any shares of any class of equity security of the Issuer registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to the Plan, on the Effective Date, among other things, all of the outstanding shares of Class A Common Stock of the Issuer, including those beneficially owned by Jo Allen Patton, director and President of CII, were cancelled.  As of the Reporting Date, Ms. Patton does not beneficially own any shares of any class of equity security of the Issuer registered pursuant to Section 12 of the Exchange Act.

None of the other persons named in Item 2 beneficially owns any shares of any class of equity security of the Issuer registered pursuant to Section 12 of the Exchange Act.

(b) To the knowledge of the Reporting Persons, none of the persons disclosed in Item 5 beneficially owns any shares of any class of equity security of the Issuer registered pursuant to Section 12 of the Exchange Act.

(c) On November 30, 2009, all of the outstanding shares of Class A Common Stock of the Issuer, including those beneficially owned by any of Mr. Allen, CII, and/or Ms. Patton, were cancelled pursuant to the Plan.

(e) On November 30, 2009, all of the outstanding shares of Class A Common Stock of the Issuer, including those beneficially owned by Mr. Allen and/or CII, were cancelled pursuant to the Plan.  As a result, on November 30, 2009, each of Mr. Allen and CII ceased to be the beneficial owner of more than five percent of any class of equity security of the Issuer registered pursuant to Section 12 of the Exchange Act.

Item 7.	Material to be Filed as Exhibits.

10.28	Power of Attorney of Paul G. Allen, dated November 24, 2009.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2009	PAUL G. ALLEN

	By:	/s/ William L. McGrath, by Power of Attorney

Dated: December 2, 2009	CHARTER INVESTMENT, INC.

	By:	/s/ William L. McGrath

Name: William L. McGrath Title: Vice President

EXHIBIT INDEX

10.28	Power of Attorney of Paul G. Allen, dated November 24, 2009.